Exhibit 99.1

Dejour Energy to Present at 2011 San
Francisco OGIS

Highlights to include U.S. and Canadian Project Development
Plans

Denver, Colorado, August 31, 2011 — Dejour Energy Inc. (NYSE AMEX: DEJ / TSX: DEJ) announced today that Co-Chairmen Robert Hodgkinson and Steve Mut will present at the Oil and Gas Investment Symposium (OGIS) organized by the Independent Petroleum Association of America (IPAA) on Monday, September 26, 2011, 8:25 a.m. PT at the Palace Hotel in San Francisco, California.

Through this venue Dejour plans to provide an update on Company energy projects including the expansion of oil production at its 75% owned project at Woodrush BC, a progress report at its 72% owned Piceance Basin Gibson Gulch liquids-rich gas project near Glenwood Springs, Western Colorado, and the Q3 planned completion of the test well at South Rangely west of Meeker, Western Colorado.

“This highly visible, industry event provides a perfect forum for Dejour to detail the significant progress achieved by the Company in 2011 and to give management’s outlook on the opportunities ahead of us.  In addition, we anticipate that this event will mark the beginning of an active investor visibility program to highlight the opportunity inherent in the substantial discount between the $212MM PV-10 reserve value, that includes a conservative $125MM net asset value, and the current market cap of the Company,” stated Robert Hodgkinson, Co-Chairman.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas company operating multiple exploration and production projects in North America’s Piceance Basin (107,000 net acres) and Peace River Arch regions (15,000 net acres). Dejour’s seasoned management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE AMEX: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Investor Relations – New York
598 – 999 Canada Place,	Craig Allison
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050 Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

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